Filed by Devon Energy Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crosstex Energy, Inc.

Commission File No.: 000-50536

Devon Energy Corporation, Crosstex Energy, Inc. and Crosstex Energy, L.P. released the following press release on October 21, 2013:

****

Devon Energy and Crosstex Energy to Create New Midstream Business

OKLAHOMA CITY & DALLAS—(BUSINESS WIRE)—Oct. 21, 2013—Devon Energy Corporation (NYSE:DVN) (“Devon”), Crosstex Energy, Inc. (NASDAQ: XTXI) and Crosstex Energy, L.P.(NASDAQ: XTEX) (collectively “Crosstex”) today announced the signing of definitive agreements to combine substantially all of Devon’s U.S. midstream assets with Crosstex’s assets to form a new midstream business. The new business will consist of two publicly traded entities: the Master Limited Partnership and a General Partner entity (the “Master Limited Partnership” and the “General Partner”, collectively “the New Company”). The New Company is expected to have adjusted EBITDA of approximately $700 million in 2014, before synergies. The transaction is expected to be immediately accretive to both Crosstex and Devon. A name for the New Company will be announced prior to the closing of the transaction.

The combination of Devon’s and Crosstex’s extensive midstream systems, including gathering and transportation pipelines, and processing, fractionation and logistics assets, provides the New Company with diversification and scale, along with an enhanced liquids-oriented growth profile. These assets are located in many of North America’s premier oil and gas regions, including the Barnett Shale, Permian Basin, Cana and Arkoma Woodford, Eagle Ford, Haynesville,Gulf Coast, Utica and Marcellus. The New Company will have approximately 7,300 miles of gathering and transportation pipelines, 13 processing plants with 3.3 Bcf/day of net processing capacity, 6 fractionators with 165 MBbl/day of net fractionation capacity, as well as barge and rail terminals, product storage facilities, brine disposal wells and an extensive crude oil trucking fleet.

Under the terms of the definitive agreements, in exchange for a controlling interest in both the new General Partner entity and the Master Limited Partnership, Devon will contribute its equity interest in a newly formed Devon subsidiary (“Devon Holdings”) and $100 million in cash. Devon Holdings will own Devon’s midstream assets in the Barnett Shale in North Texas, the Cana and Arkoma Woodford Shales in Oklahoma and Devon’s interest in Gulf Coast Fractionators in Mt. Belvieu, Texas. The Master Limited Partnership and the General Partner will each own 50% of Devon Holdings. Current stockholders of Crosstex Energy, Inc. will receive one unit in the General Partner entity for each share of Crosstex Energy, Inc. they own, as well as a one-time cash payment at closing of approximately $2.00 per share or $100 million in aggregate. Devon’s contributed assets are valued at $4.8 billion in the transaction.

Devon, with its strong upstream development portfolio, will be the New Company’s largest customer. Devon’s inventory of organic exploration and development opportunities, combined with Crosstex’s other high-quality third-party customers, provides the Master Limited Partnership a visible path to long-term growth in distributable cash flow. Over time, the potential exists for the General Partner to drop-down its 50% interest in Devon Holdings to the Master Limited Partnership, further enhancing growth for unitholders. Owners of the General Partner entity will benefit from the increased capacity to pay dividends and the acceleration of achievement of the highest-tier incentive distributions through this transaction.

“The combined company’s midstream assets and expertise greatly accelerate the value proposition of Devon’s previously announced standalone master limited partnership in a manner that is highly accretive to our shareholders,” said John Richels, Devon’s President and Chief Executive Officer. “Additionally, this transaction provides Devon a market-based valuation for these assets on a go forward basis.”

“The integration of Devon’s midstream assets with Crosstex provides the New Company with greater operating leverage and strong sponsorship from a leading North American exploration and production company,” said Barry E. Davis, Crosstex’s President and Chief Executive Officer. “Indeed our equity holders, customers and employees will benefit from a larger, stronger company. The enhanced financial position will support both existing and new growth projects, provide capacity for greater distribution payouts, and is expected to result in a higher valuation of our equity.”

Strategic Rationale

•	Immediate and meaningful value accretion for both Devon and Crosstex equity holders – Both the Master Limited Partnership and the General Partner will benefit from the increased capacity to pay higher cash distributions and dividends to holders. As a result of the transaction, the cash distributions per unit of the Master Limited Partnership will exceed the highest incentive distribution tier. This maximizes the value of the incentive distribution rights held by the General Partner.

•	Increased scale and diversification – The transaction combines Devon’s large Texas and Oklahoma midstream platform with Crosstex’s positions in the Barnett Shale, Permian Basin, Eagle Ford, Haynesville, Gulf Coast, Utica and Marcellus. The combination creates a geographically diverse portfolio of midstream assets, a broad range of predominately fee-based services, and an increasing focus on liquids-based growth projects.

•	Strong sponsorship – Through its majority ownership in the New Company, Devon is aligned with the interests of unitholders and committed to the New Company’s success and ongoing growth. Devon will dedicate nearly 800,000 net acres to the New Company in areas where it expects to develop liquids-driven upstream opportunities. Fixed-fee contracts and minimum volume commitments associated with Devon’s midstream assets will also support the stability and growth of the New Company’s future cash flows.

•	Enhanced financial strength – The New Company’s investment-grade credit profile will provide access to low-cost capital. This enhanced financial capacity better positions it to secure and execute sizable organic development and acquisition opportunities across the midstream value chain. The Master Limited Partnership’s pro forma leverage will be approximately 2.1x debt-to-EBITDA. Additionally, the New Company expects to achieve operational and financial synergies of up to $45 million annually. This includes approximately $20 million in cost savings and approximately $25 million in financing savings, which the New Company expects to achieve from reduced interest costs as a result of its improved credit profile.

•	Improved cash flow stability – Fixed-fee contracts will account for approximately 95% of the New Company’s estimated 2014 adjusted EBITDA. The New Company’s cash flow stream is further stabilized by the diversified industries represented in its customer base.

•	Enhanced growth outlook – The New Company’s strong financial foundation will enable it to pursue additional opportunities over and above the $1 billion of growth projects Crosstex currently has underway. In addition to future greenfield projects, the New Company will be positioned to capitalize on opportunities supporting Devon’s upstream growth needs. Furthermore, the New Company is expected to have the opportunity to acquire additional Devon assets over time. Specifically, Devon has granted the New Company a right of first offer with respect to Devon’s interest in Access Pipeline, a pipeline system serving Devon’s growing thermal heavy oil production in Canada.

•	Cultural alignment and experienced leadership – Devon and Crosstex have a long and successful history of working closely together with a clear understanding of each company’s values, internal processes and expectations. The combination brings together highly skilled workforces and a senior management team with a significant track record of creating value in the midstream industry.

Transaction Detail

The combination is structured to be a tax-free contribution. The new General Partner entity will acquire all shares of Crosstex Energy, Inc. in a one-for-one exchange. Upon closing of the transaction, Crosstex Energy, Inc. stockholders will also receive a one-time cash payment of approximately $2.00 per share, or $100 million in aggregate. Simultaneously, 50% of the equity inDevon Holdings plus $100 million in cash will be contributed to the new General Partner entity in exchange for approximately 70% of the outstanding common units in the General Partner entity. The common units to be received by Devon are valued at $2.4 billion, based on the volume weighted average closing prices of Crosstex Energy, Inc.’s shares for the 20 trading days prior to today’s announcement.

Devon’s remaining 50% equity interest and the general partner interest in Devon Holdings will be contributed to the Master Limited Partnership in exchange for approximately 53% of the outstanding common units in the Master Limited Partnership. The common units to be received by Devon for the contribution of the remaining 50% of equity is valued at $2.4 billion, based on the volume weighted average closing prices of Crosstex Energy, L.P.’s units for the 20 trading days prior to today’s announcement.

Upon closing of the transactions, the pro forma ownership of the new General Partner entity will be approximately:

•	70% - Devon Energy Corporation

•	30% - Current Crosstex Energy, Inc. public stockholders

Upon closing of the transactions, the pro forma ownership of the Master Limited Partnership entity will be approximately:

•	53% - Devon Energy Corporation

•	40% - Current Crosstex Energy, L.P. public unitholders

•	7% - the new General Partner entity

The transaction, which is expected to close in the first quarter of 2014, is subject to approval by the stockholders of Crosstex Energy, Inc., as well as customary regulatory approvals and closing conditions. Crosstex intends to hold a special stockholder meeting as soon as practicable. Stockholders representing approximately 22% of Crosstex Energy, Inc.’s outstanding shares, including Blackstone/GSO Capital, Crosstex Energy, Inc.’s largest stockholder, and certain members of management and directors, have entered into voting agreements under which they have agreed to vote their combined interest in favor of the proposed transaction.

Headquarters, Directors and Management

Following the close of the transaction, the New Company will be headquartered in Dallas, Texas, with a continued employee presence in Oklahoma City.

The boards of directors of both Devon and Crosstex have unanimously approved the transaction. Until the transaction has closed, Devon’s midstream business and Crosstex will continue to operate as separate, independent companies.

The newly constituted boards of directors for the General Partner entity and the general partner of the Master Limited Partnership will each be comprised of nine directors, including five members designated by Devon. John Richels, President and CEO of Devon Energy Corporation, will act as Chairman. The executive management team of the New Company will consist of senior officers from both Devon and Crosstex, led by Crosstex’s Barry E. Davis as President and CEO.

Advisors

BofA Merrill Lynch acted as financial advisor and Vinson & Elkins LLP acted as legal advisor to Devon. Greenhill & Co., LLC acted as financial advisor and Baker Botts L.L.P. and Richards, Layton & Finger, P.A. acted as legal advisor to Crosstex. Citigroup Global Markets Inc. acted as financial advisor to Crosstex Energy, Inc. Evercore acted as financial advisor and Potter Anderson Corroon LLP acted as legal advisor to the Special Committee of the Crosstex Energy, Inc. board of directors. Simmons & Company International acted as financial advisor and Morris, Nichols, Arsht & Tunnell LLP acted as legal advisor to the Conflicts Committee of the Crosstex Energy GP, LLC Board of Directors.

Conference Call and Webcast

Devon and Crosstex will discuss this transaction today on a conference call and webcast at 9 a.m. Central Time (10 a.m. Eastern Time). Institutional investors and analysts are invited to participate in the call by dialing (877) 659-1807, or (702) 696-4908 for international calls using conference ID: 86781301. Other interested parties, including individual investors, members of the media and employees of Devon and Crosstex are encouraged to participate via webcast. The webcast may be accessed from Devon’s home page at www.devonenergy.com or Crosstex’s home page at www.crosstexenergy.com.

About the Companies

Devon Energy Corporation is an Oklahoma City-based independent energy company engaged in oil and gas exploration and production. Devon is a leading U.S.-based independent oil and gas producer and is included in the S&P 500 Index.

Crosstex Energy, L.P., is an integrated midstream energy partnership headquartered in Dallas, Texas, that offers diversified, tailored customer solutions spanning the energy value chain with services and infrastructure that link energy production with consumption. Crosstex operates approximately 3,500 miles of natural gas, natural gas liquids and oil pipelines, 10 natural gas processing plants and four fractionators, as well as barge and rail terminals, product storage facilities, brine disposal wells and an extensive truck fleet. Additional information about Crosstex Energy, L.P. can be found at www.crosstexenergy.com.

Crosstex Energy, Inc. headquartered in Dallas, Texas, owns the general partner interest, the incentive distribution rights and a portion of the limited partner interests in Crosstex Energy, L.P. as well as the majority interest in E2, a services company focused on the Utica Shale play in the Ohio River Valley. Additional information about Crosstex Energy, Inc. can be found atwww.crosstexenergy.com.

Additional Information and Where to Find It

This press release contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas, 75201.

Non-GAAP Financial Information

This press release contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company.

Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results.

Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP. This measure should not be considered in isolation or as an indicator of Devon’s, Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions and expectations of Devon’s and Crosstex’s management, the matters addressed herein involve certain risks and uncertainties that could cause actual activities, performance, outcomes and results to differ materially than those indicated. Such forward-looking statements include, but are not limited to, statements about future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Devon’s, Crosstex’s or the New Company’s financial condition, results of operations and cash flows include, without limitation,(a) failure to consummate the transactions due to unsatisfied closing conditions with respect the transactions or failure to obtain regulatory approval for the transactions, (b) the risk that theNew Company will not be integrated successfully or that such integration will take longer than anticipated, (c) the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe, (d) fluctuations in oil, natural gas and NGL prices, (e) the extent and success of drilling efforts, as well as the extent and qualify of hydrocarbon volumes produced within proximity of our assets, (f) failure or delays by customers in achieving expected productions in their projects, (g) competitive conditions in our industry and their impact on our ability to connect hydrocarbon supplies to our assets, (h) actions or inactions to or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers, (i) our ability to consummate future acquisitions, successfully integrate any acquired businesses, realize any cost savings and other synergies from any acquisition, (j) changes in the availability and cost of capital, (k) operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control, (l) timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule, (m) the effects of existing and future laws and governmental regulations, including environmental and climate change requirements, (n) the effects of existing and future litigation and (o) risks related to our substantial indebtedness, as well as other factors disclosed in Devon’s and Crosstex’s filings with the Securities and Exchange Commission. You should read Devon’s and Crosstex’s filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K for the year ended December 31, 2012 and their Quarterly Reports for the quarters ended March 31, 2013 and June 30, 2013 and other filings made with the Securities and Exchange Commission. Neither Devon nor Crosstex assumes any obligation to update these forward-looking statements

Devon Energy Corporation, Crosstex Energy, Inc. and Crosstex Energy, L.P. conducted an investor presentation and posted the following presentation on their respective web sites on October 21, 2013:

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Devon and Crosstex to Create New Midstream Business October 21, 2013 NYSE: DVN www.devonenergy.com NASDAQ: XTEX / XTXI www.crosstexenergy.com

Investor Notices
2 NYSE: DVN NASDAQ: XTEX & XTXI
Safe Harbor
Cautionary Note to Investors
Additional Information and Where to Find It
Participants in the Solicitation
Non-GAAP Financial Information
Some of the information provided in this presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Words such as
“forecasts," "projections," "estimates," "plans," "expectations," "targets,"  and other comparable terminology often identify forward-looking statements.  Such statements concerning future performance are subject to a variety of risks and uncertainties that could cause Devon’s or Crosstex’s actual results to differ materially from the forward-looking statements contained herein, including as a result of the items described under "Risk Factors" in Devon’s or Crosstex’s most recent Form 10-K. These include, but are not limited to,
Devon’s and Crosstex’s ability to integrate their businesses successfully. Any forward-looking statement speaks only as of the date on which such statement is made, and Devon and
Crosstex undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.
Investors are urged to consider closely disclosures in Devon’s and Crosstex’s Form 10-K, available from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at
This presentation contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other
Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.
This presentation contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company. Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results.
Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP. This measure should not be considered in isolation or as an indicator of Devon’s,
Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.
documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.
www.sec.gov.

Transaction Overview John Richels Devon President and CEO NYSE: DVN NASDAQ: XTEX & XTXI

Strategic Combination

Devon and Crosstex to combine midstream assets to form new
general partner (New GP) and master limited partnership (MLP)
Creates new midstream business with high-quality upstream
sponsorship
Combined 2014e adjusted EBITDA $700 million
(pre-synergies)
Investment-grade credit profile
Transaction expected to close in first quarter of 2014 subject to
Crosstex Energy, Inc. shareholder approval, regulatory approvals and closing conditions
NYSE: DVN NASDAQ: XTEX & XTXI
Note:
Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

Immediate and meaningful value accretion
for both Devon and Crosstex equity holders
Increased scale and diversification
Devon upstream sponsorship
Enhanced financial strength
Improved cash flow stability
Enhanced growth outlook
Cultural alignment and experienced
leadership
Strategic Highlights
NYSE: DVN NASDAQ: XTEX & XTXI

Devon Energy Corporation
(NYSE: DVN)
Transaction Overview
General Partner
(“New GP”)
Master Limited Partnership
(“MLP”)
Devon Midstream
Holdings, LP
(“Devon Holdings”)
Devon forms and contributes
substantially all of its U.S. based
midstream assets to Devon
Holdings.
Devon contributes $100 million in
cash and 50% LP interest in Devon
Holdings to the New GP in
exchange for 70% ( 115 MM
units) of the pro forma common
units outstanding of the New GP.
Devon contributes 50% LP interest
in Devon Holdings to MLP in
exchange for 53% ( 120 MM
units) of the pro forma common
units outstanding of MLP.
Each share of Crosstex GP is
exchanged for one unit of New GP.
The New GP will make a one-time
cash payment to Crosstex GP
shareholders. Transaction to be structured as a tax-free combination
NYSE: DVN NASDAQ: XTEX & XTXI
Crosstex Energy, Inc.
(NASDAQ: XTXI, “Crosstex GP”)
Crosstex Energy, L.P.
(NASDAQ: XTEX, “Crosstex”)
$100
MM
50% LP
(w/no debt)
New GP units
( 115 MM units)
70% ownership
MLP units
( 120 MM units)
53% ownership
50% LP
(w/no debt)
Form Holdings
1-for-1 exchange
for New GP
$2.00/share

Devon Energy Corporation
(NYSE: DVN)
Pro Forma Ownership Structure
General Partner
(“New GP”)
Master Limited Partnership
(“MLP”)
Devon Midstream
Holdings, LP
(“Devon Holdings”)
New GP
Public
Unitholders
MLP
Public
Unitholders
30%
40% LP
53% LP
General Partner,
7% LP and
IDRs
50% LP
50% LP
100% Incentive Distribution Rights (IDRs)
NYSE: DVN NASDAQ: XTEX & XTXI
XTXI currently at
New GP
70%
$0.2500
$0.3125
$0.3750
$0.3750
2% / 98%
15% / 85%
25% / 75%
50% / 50%
Dist./Q Splits

Board of Directors: 5 Devon, 1 management and 3 independent
Chairman of the Board: John Richels (Devon’s President and CEO)
President and CEO: Barry Davis (Crosstex’s President and CEO)
Chief Financial Officer: Mike Garberding (Crosstex’s Chief Financial Officer)
Other senior officers: Representation from both Devon and Crosstex
Governance
NYSE: DVN NASDAQ: XTEX & XTXI

Benefits to Devon
9 NYSE: DVN NASDAQ: XTEX & XTXI
Accretive to shareholders
$4.8 billion transaction is highly accretive (15x distributable cash flow; 11x adjusted EBITDA)
Provides immediate market-based valuation for Devon’s U.S. midstream business
Publicly held general partner units
Publicly held master limited partnership units
Potential for equity appreciation
Controlling interest in public GP with incentive distributions at highest tier
Retains control of midstream business
Provides low cost of capital vehicle
Investment-grade credit profile
Potential to fund future midstream growth capital
Potential to drop down existing midstream assets
Improves diversification, scale and growth trajectory of midstream business
Note:
Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

Strategic Highlights Barry E. Davis Crosstex President and CEO NYSE: DVN NASDAQ: XTEX & XTXI

Benefits to Crosstex

Immediately accretive to distributable cash flow and
shareholder returns
Significantly increases scale and diversification
Partners Crosstex with high-quality upstream sponsor
Significantly enhances financial strength and improves cash
flow stability
Increases and accelerates growth opportunities
Provides greater operating leverage in core areas
NYSE: DVN NASDAQ: XTEX & XTXI

Combined 2014e adjusted EBITDA
$700 million (pre-synergies)
Increased capacity for cash distributions
Potential for significant
equity appreciation
Devon sponsorship of MLP should
lead to higher valuation
Greater growth potential
GP equity value enhanced by
increased distributions
Improved financial strength
Accretive to Investor Returns
Financial Benefits to Crosstex
NYSE: DVN NASDAQ: XTEX & XTXI
Note: Based on closing prices as of 10/18/2013.
Note: Includes Non-GAAP financial measure. See Investor Notices for required disclosures.
3.1%
3.8%
4.5%
6.7%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
EQM WES QEPM XTEX
Upstream Sponsored MLP Yields

13 NYSE: DVN NASDAQ: XTEX & XTXI
Increased Scale & Diversification
Diversity of Midstream Services & Geographies
AUSTIN CHALK
EAGLE
FORD
PERMIAN
BASIN
CANA-WOODFORD
ARKOMA-
WOODFORD
BARNETT
SHALE
HAYNESVILLE &
COTTON VALLEY
UTICA
MARCELLUS
LA
TX
OK
OH
WV
PA
Gathering System
Processing Plant
Fractionation Facility
North Texas Systems
LIG System
PNGL System
Cajun-Sibon Expansion
Howard Energy
Ohio River Valley Pipeline
Storage
Crude & Brine Truck Station
Brine Disposal Well
Barge Terminal
Rail Terminal
(1) Increasing to 7 facilities with 237,000 Bbls/d of total net capacity upon completion of the
Cajun-Sibon phase II expansion expected in the second half of 2014.
Gas Gathering and Transportation
200 miles of crude oil pipeline
Barge and rail terminals
500,000 Bbls of above ground storage
110 vehicle trucking fleet
8 Brine disposal wells
650 miles of liquids transport line
6 fractionation facilities with 165,000
Bbls/d of total net capacity (1)
3 MMBbls of underground NGL
storage
6,500 miles of gathering and
transmission lines
13 plants with 3.3 Bcf/d of total net
inlet capacity
Crude, Condensate and Brine
Handling
NGL Transportation, Fractionation
and Storage
Gas Processing

Devon has dedicated 800,000 net
acres to partnership
Long-term contracts in place to
stabilize future cash flows
10-year fixed-fee contracts with rate
escalators
5-year minimum gathering
commitments (>1.3 BCFD)
5-year minimum processing
commitments (>1.0 BCFD)
Development of Devon’s upstream
portfolio provides organic growth
opportunities
Potential to acquire additional
Devon midstream assets
Jackfish
Pike
Granite Wash
Barnett Shale
Permian
Basin
Ferrier
Corridor
Cana Woodford
Mississippian-Woodford
Rockies Oil
Greater
Wapiti
Washakie
Carthage
Groesbeck
Access Pipeline
Mississippian-Woodford
Water Handling
Ferrier Plant
Rockies
Midstream
E. Texas Midstream
Strong Sponsorship
Devon is Committed to the New Company’s Success
NYSE: DVN NASDAQ: XTEX & XTXI
Devon’s Upstream Portfolio &
Remaining Midstream Assets
Horn River

Haynesville/Bossier
Oil
Liquids-Rich
Dry Gas
Midstream

Devon is largest customer
(> 50% of combined 2014e adjusted EBITDA)
Diversified industry customer base
Growth projects focused on liquids
Emphasis on fee-based contracts
Transporters
End Markets
Improved Cash Flow Stability
High Quality & Diversified Revenue Streams
NYSE: DVN NASDAQ: XTEX & XTXI
Note: Based on combined 2014e adjusted EBITDA, a Non-GAAP
financial measure. See Investor Notices for required disclosures.
Liquids
Driven
Dry Gas Commodity
Sensitive
Fee-Based
5%
95%
25%
75%
Upstream Producers

NYSE: DVN NASDAQ: XTEX & XTXI Financial Highlights Mike Garberding Crosstex Chief Financial Officer

Devon contributes assets without debt
Initial MLP pro forma leverage is 2.1x
(1)
2013e
EBITDA
(MLP & GP combined <1.5x
(1)
2013e EBITDA)
Investment-grade credit profile
Increases access to capital
Lowers cost of capital
Strong liquidity position
No near-term debt maturities
Expect refinancing of long-term debt
Transaction expected to generate up to $45 million in annual operational and financial synergies in 2014
The new company will have financial capacity to aggressively pursue additional growth opportunities
Enhanced Financial Strength
NYSE: DVN NASDAQ: XTEX & XTXI
(1) Leverage metrics include 15% material project credit.
Note: Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

Enhanced Growth Outlook
Maximizing Earnings & Distribution Growth
NYSE: DVN NASDAQ: XTEX & XTXI
Execute on growth projects underway
Exploit sponsor-related opportunities
Support Devon’s upstream growth needs
Potential to acquire additional Devon assets
Right of first offer for Access Pipeline
Financial capacity to aggressively pursue new
business opportunities
Supplement long-term growth profile with
drop-downs including remaining 50% of Devon
Holdings in New GP

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Enhanced Growth Outlook
2014e Financial Outlook
NYSE: DVN NASDAQ: XTEX & XTXI
Pro Forma 2014e
Outlook
Combined Adjusted EBITDA
$700 MM
MLP Adjusted EBITDA
$500 MM
Distribution Per Unit (MLP) $1.47
Distribution Growth 8%
Dividend Per Unit (GP) $0.80
Dividend Growth 50%
2014e adjusted EBITDA (pre-synergies)
$700 MM combined
$500 MM at the MLP
Synergies contribute to distributable cash
flow growth:
Financial: $25 MM annually
Operational: $20 MM annually
GP distribution per unit
Increases 50% over XTXI 2013e dividend
Robust coverage of 1.5x
Coverage to decline over time to 1.0x
MLP distribution per unit
Increases 8-10% over XTEX 2013e distribution
Coverage of 1.1x
Long-term growth expectations of high single
digits for MLP and 20% or greater for GP
Enhanced balance sheet capacity
Note: Pro Forma 2014e Outlook is for illustrative purposes only and assumes full-year contribution of EBITDA. Includes Non-GAAP
financial measure. See Investor Notices for required disclosures.

Summary John Richels Devon President and CEO NYSE: DVN NASDAQ: XTEX & XTXI

Summary
NYSE: DVN NASDAQ: XTEX & XTXI
Immediate and meaningful value accretion
for both Devon and Crosstex equity holders
Increased scale and diversification
Devon upstream sponsorship
Enhanced financial strength
Improved cash flow stability
Enhanced growth outlook
Cultural alignment and experienced
leadership

Q&A NYSE: DVN www.devonenergy.com NASDAQ: XTEX / XTXI www.crosstexenergy.com

Crosstex Energy, Inc, and Crosstex Energy, L.P. posted the following Fact Sheet on their respective web sites on October 21, 2013. The fact sheet was also distributed to employees of Devon Energy Corporation.

Fact Sheet
Devon Energy and Crosstex Energy to Create New Midstream Business
Compelling Strategic and Financial Benefits
The new business will consist of two publicly traded entities: the Master Limited Partnership (MLP) and the General Partner (GP)
Creates a geographically diverse portfolio of liquids-focused midstream assets that provides a broad range of predominately fee-based services
Strong sponsorship from Devon supports stable, growing cash flows
Strong investment-grade credit profile provides access to low-cost capital
Enhanced financial capacity to execute sizable organic development and acquisition opportunities
Improved cash flow stability with 95% of combined 2014e adjusted EBITDA from fixed-fee contracts and 75% of margins derived from liquids-driven services.
Immediately accretive to Devon and Crosstex shareholders and unitholders
Joins highly-skilled workforces and senior management teams with track records of creating value in midstream industry
Company Overview
Extensive midstream systems including gathering and transportation pipelines, gas processing, fractionation and logistical assets located in many of North America’s premier oil and gas regions (see map on reverse side)
Headquarters
Dallas, Texas
Financial Highlights
Combined 2014e Adjusted EBITDA of ~ $700 million
Investment-grade credit profile
Transaction expected to generate up to $45 million in annual operational and financial synergies in 2014
Strong liquidity position; no near-term debt maturities
Leadership Team
Chairman of the Board: John Richels (Devon’s President and CEO)
President & CEO: Barry E. Davis (Crosstex’s President and CEO)
Chief Financial Officer: Mike Garberding (Crosstex’s Chief Financial Officer)
Other senior officers: Representation from both Devon and Crosstex
Board of Directors: 5 Devon, 1 management and 3 independent
Pro Forma Ownership (Upon closing of transaction)
GP: ≈70% Devon / ≈30% Public unitholders
MLP: ≈53% Devon / ≈40% Crosstex / ≈7% the new general partner entity
Closing
Expected to close in the first quarter of 2014
Company Name, Stock Exchange and Ticker Symbol
To be announced prior to closing
ABOUT DEVON
Devon Energy Corporation, headquartered in Oklahoma City, OK, is a leading independent oil and natural gas exploration and production company. Devon’s operations are located onshore in the United States and Canada. We also own natural gas pipelines and treatment facilities in many of our producing areas, making us one of North America’s larger processors of natural gas liquids.
ABOUT CROSSTEX
Crosstex Energy, L.P. is an integrated midstream energy partnership headquartered in Dallas, Texas that offers diversified, tailored customer solutions spanning the energy value chain with services and infrastructure that link energy production with consumption. Crosstex Energy, Inc. owns the general partner interests in Crosstex Energy, L.P.

Assets
NGL Transportation, Fractionation and Storage
650 miles of liquids transport line
6 fractionation facilities with 165,000 Bbls/d of total net capacity(1)
3 MMbbls of underground NGL storage
Crude, Condensate and Brine Handling
200 miles of crude oil pipeline
Barge and rail terminals
500,000 Bbls of above ground storage
110 vehicle trucking fleet
8 Brine disposal wells
Gas Gathering and Transportation
6,500 miles of gathering and transmission lines
Gas Processing
13 plants with 3.3 Bcf/d of total net inlet capacity
CANA-WOODFORD
OK
OH
UTICA
MARCELLUS
PA
WV
LA
AUSTIN CHALK
HAYNESVILLE & COTTON VALLEY
ARKOMA-WOODFORD
TX
EAGLE FORD
BARNETT SHALE
PERMIAN BASIN
(1) Increasing to 7 facilities with 237,000 Bbls/d of total net capacity upon completion of the Cajun-Sibon phase II expansion expected in the second half of 2014.
Gathering System Processing Plant Fractionation Facility North Texas Systems LIG System PNGL System Cajun-Sibon Expansion
Howard Energy
Ohio River Valley Pipeline Storage Crude & Brine Truck Station Brine Disposal Well Barge Terminal Rail Terminal
NYSE: DVN NASDAQ: XTEX & XTXI

Investor Notices
Safe Harbor
Some of the information provided in this fact sheet includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Words such as “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” and other comparable terminology often identify forward-looking statements. Such statements concerning future performance are subject to a variety of risks and uncertainties that could cause Devon’s or Crosstex’s actual results to differ materially from the forward-looking statements contained herein, including as a result of the items described under “Risk Factors” in Devon’s or Crosstex’s most recent Form 10-K. These include, but are not limited to, Devon’s and Crosstex’s ability to integrate their businesses successfully. Any forward-looking statement speaks only as of the date on which such statement is made, and Devon and Crosstex undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to Investors
Investors are urged to consider closely disclosures in Devon’s and Crosstex’s Form 10-K, available from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.
Additional Information and Where to Find It
This fact sheet contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.
Participants in the Solicitation
Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.
Non-GAAP Financial Information
This fact sheet contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company. Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results. Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP. This measure should not be considered in isolation or as an indicator of Devon’s, Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.
NYSE: DVN NASDAQ: XTEX & XTXI

****

The following conference call transcript relates to the investor presentation conducted by Devon Energy Corporation, Crosstex Energy, Inc. and Crosstex Energy, L.P., which was posted on their respective web sites on October 21, 2013:

Devon Energy and Crosstex Energy to Create New Midstream Business

October 21, 2013

Conference Call Transcript

Operator

Good morning and thank you for joining us on today’s call. At this time, all participants are in a listen-only mode. This call is being recorded. After the prepared remarks, we will conduct a question and answer session. At this time, I’d like to turn the call over to Mr. Vince White, Devon Energy’s Senior Vice President of Investor Relations and Communications. Sir, you may begin.

Vince White - Devon Energy, SVP, Communications & Investor Relations

Thank you, operator. On behalf of Devon Energy and Crosstex, let me welcome you to our joint conference call and webcast to discuss our plans to create a new midstream company. On the call this morning are John Richels, Devon’s President and Chief Executive Officer, Barry Davis, the President and Chief Executive Officer of Crosstex, and Mike Garberding, Crosstex’s Chief Financial Officer. Several other members of Devon’s senior leadership team are is also present. We plan to keep today’s call to about an hour, but the Investor Relations teams for both companies will be available throughout the day should you have any other additional questions.

Turning your attention to slide 2, both companies would like to remind you that all forward-looking statements made during this call are subject to the cautionary statements on forward-looking information found in each company’s filings with the

SEC. Actual results may vary materially from the forward-looking statements made during this call. The subject matter discussed on this call will be filed in an S-4 registration statement with the SEC that will include a proxy statement prospectus. The S-4 filing contains information regarding who may, under the rules of the SEC, be considered participants in the solicitation of stockholders of Crosstex in connection with the proposed transaction.

For those not participating via webcast, the slides for today’s presentation can be found on the homepage of both companies’ respective websites. We will reference slide numbers throughout our presentation this morning to help you stay on track. A replay of this call, as well as the joint press release and other supplemental materials, will be available on both companies’ respective websites.

At this point, I will turn the call over to Devon’s President and CEO, John Richels, for an overview of the transaction…Thank you...John…

John Richels - Devon Energy, President & CEO

Thank you Vince and good morning everyone... Let’s begin on slide number 4…

As Vince mentioned earlier, we are excited to announce today that Devon Energy and Crosstex have agreed to combine substantially all of Devon’s U.S. midstream assets with Crosstex’s assets to form a new, leading midstream business. We’ve been business partners with Crosstex for years in the Barnett Shale, and we’ve enjoyed a successful relationship based on shared values and mutual respect. With this transaction, we will be taking this relationship to a new level. The new business will consist of a master limited partnership and a general partner entity, both of which will be publicly traded. We expect to announce a new name, ticker symbols, and the exchange listing for the new entities at a later date. This strategic combination creates one of the largest midstream companies in the United States with approximately $700 million of combined EBITDA, before expected synergies, and an investment-grade credit profile. In addition to its significant size and scale, the new business also benefits from Devon’s sponsorship, as one of North America’s largest independent exploration and production companies.

This transaction is subject to approval by the shareholders of Crosstex Energy, Inc. as well as customary regulatory approval and closing conditions. Stockholders representing approximately 22% of Crosstex’s outstanding shares, including Blackstone/GSO Capital, the Company’s largest shareholder, and Crosstex management and directors, have entered into voting agreements to support the transaction. We expect closing to occur in the first quarter of 2014.

Slide 5 demonstrates the compelling strategic rationale for this win-win combination….

Most importantly, this transaction delivers immediate and meaningful value accretion for both Devon and Crosstex equity holders. Both the master limited partnership and the general partner will benefit from the increased capacity to pay higher distributions and dividends to their equity holders. Given this enhanced payout capacity, the MLP’s and general partner’s equity values have the potential to meaningfully increase over time.

Next, this combination creates a leading integrated midstream company with enhanced size and scale in core operating regions. The New Company is competitively positioned with a geographically diverse portfolio of midstream assets located in some of the most prolific oil and gas regions in the U.S.

Another major competitive strength is Devon’s upstream sponsorship of the New Company. Being the majority owner and the largest customer, Devon is committed to the long-term success of the new MLP and General Partner. Furthermore, Devon, with its growing upstream portfolio and fixed-fee and volume commitments, brings visibility and stability to the cash flows of the new business.

This New Company will have significant financial strength. Its credit profile will be of investment-grade quality which will provide access to low-cost capital. This enhanced financial capacity positions the company to secure and execute sizable organic development and acquisition opportunities across the midstream value chain. Further supporting the New Company’s strong financial positioning is its portfolio of fixed-fee contracts which accounts for 95% of estimated 2014 EBITDA.

From a cultural perspective, Devon and Crosstex are an excellent fit. As I’ve already mentioned, we have a long and successful history of working closely together with a clear understanding of each company’s respective values, internal processes and expectations. Additionally, the experienced management teams at Devon and Crosstex have a long-term track record of creating value in the midstream space.

So as you can see, the New Company has all the components to deliver outstanding long-term growth: excellent assets, strong upstream sponsorship, and a high-quality balance sheet and an accomplished leadership team.

Now, let me next briefly walk you through the transaction details and resulting ownership structure…

On slide 6, it’s a pretty busy slide but I am going to attempt to walk you through the various steps of this transaction. First, Devon will contribute substantially all of our U.S. midstream assets into a “Devon Holdings” subsidiary. This contribution includes Devon’s midstream assets in the Barnett Shale in North Texas, our Cana and Arkoma-Woodford assets in Oklahoma and our interest in Gulf Coast Fractionators at Mt. Belvieu, Texas. These are the same assets that were designated for the standalone MLP we previously announced and outlined in our September S-1 filing.

In steps 2 and 3 on slide 6, we will contribute 50% of our equity interest in Devon Holdings, along with $100 million of cash, to the new General Partner and the remaining 50% of our equity interest in Devon Holdings to the MLP. In exchange for these contributions, Devon will receive a controlling interest in both the General Partner and the MLP. This values Devon’s contributed assets at $4.8 billion based on last Friday’s closing price. To round out this deal, simultaneously with Devon’s steps in the transaction, the new General Partner will acquire all shares of Crosstex in a one-for-one exchange, plus make a one-time cash payment of approximately $2 per share to Crosstex shareholders.

Moving to slide 7, we see the resulting ownership structure…

As you can see, Devon will initially have a 70% interest in the General Partner with the remaining 30% owned by current Crosstex Energy, Inc. public shareholders. The General Partner will also own 50% of “Devon Holdings”, which will be available for future drop-downs to the MLP. In addition, the General Partner will own approximately 7% of the outstanding units in the new MLP, and 100% of the incentive distribution rights.

For those of you new to the MLP sector, incentive distribution rights determine the split of cash distributions between the MLP unitholders and the general partner. The combination of Devon’s and Crosstex’s assets will push the MLP’s distributions to the General Partner into the highest incentive distribution tier. You can see this in the table on the right side of slide 7. Industry jargon can sometimes refer to the highest incentive distribution tier as the “high-splits”. This leads to higher cash flows and potentially higher dividend payments made by the General Partner, which in turn increases the value of the publicly traded General Partner.

In addition to its 70% interest in the General Partner, Devon will have a majority interest of 53% in the new Master Limited Partnership. Existing Crosstex unitholders will have 40% ownership, and as I touched on earlier, the new General Partner will own the remaining 7% of the outstanding units.

Turning now to the governance structure and leadership teams, which are outlined on slide 8…

The leadership of the New Company will have representation from both Devon and Crosstex. The newly constituted board of directors will be comprised of nine directors, including five members designated by Devon, and I will serve as Chairman of the Board. Looking at the day-to-day business operations, the New Company will be led by Crosstex’s Barry Davis as President and CEO, and Mike Garberding will be the Chief Financial Officer. As Vince mentioned earlier, you’ll hear from both of them in a few minutes. Also, certain Devon executives will also join the management team.

Turning to slide 9…

Before I hand off the call to Barry to discuss the specific assets and further detail on the New Company, I will touch on why this transaction is great for Devon shareholders. This highly accretive deal effectively values our U.S. midstream business at 15 times distributable cash flow, or 11 times EBITDA. This is a significant premium compared to the roughly five-times EBITDA multiple at which Devon currently trades.

Just as important is Devon’s continued ownership in the New Company, which will provide a public market valuation for the assets going forward, as well as the opportunity to participate in the new company’s future growth and equity appreciation. Another factor that creates value for our shareholders is Devon’s sponsorship of the new MLP which provides more certainty of future growth and improves the overall stability of cash flow. These are highly desired characteristics in the MLP sector. This competitive advantage should lead to significant valuation uplift for the publicly traded units. In fact, as Barry will highlight later in the call, based on current yields of other comparable sponsored MLPs, we expect yield compression to occur on the MLP units, resulting in increased value for Devon’s ownership stake.

Through the formation of this new business, Devon obtains a 70% interest in a publicly traded general partner that is achieving the highest tier of incentive distribution rights. As I mentioned earlier, reaching the “high splits” is very valuable for owners of the general partner as it disproportionally increases its share of distributable cash flow from the New Company. Compared to our previous standalone plan, this accelerates the value of reaching the high-splits by at least three years. The higher cash flow stream resulting from reaching the “high splits” and the improved overall growth outlook for the New Company should result in higher equity valuation for the General Partner over time.

Additionally, the new ownership structure and governance provides Devon continued influence over the management of the assets. Those of you who have followed Devon, know that we have always asserted the strategic importance of our midstream assets to our core E&P business. This transaction allows us to obtain a fair market value for our assets without selling to a third-party and losing influence over management of the assets. In fact, the same midstream personnel will continue to interact with their upstream counterparts to ensure the assets maintain their effective integration.

This new midstream business also makes Devon’s overall capital structure more efficient. First, it provides us access to a very attractive low-cost-of-capital vehicle. Additionally, future capital obligations associated with Devon’s contributed midstream assets now reside with the New Company. This lessens Devon’s overall capital intensity, preserving cash flow for Devon’s upstream operations. Finally, our sponsorship also provides us the optionality to attractively sell additional midstream assets in the future in a manner that is accretive to both Devon and the New Company.

The foundation that drives all of the benefits I have highlighted thus far is the increased scale and diversification of the new midstream business. That scale and diversification supports the investment-grade credit profile that underpins the New Company’s ability to execute on the growth potential associated with Devon’s sponsorship, as well as other third-party opportunities.

And with that, I will hand the call over to Barry to provide a more detailed overview of the New Company….

Barry Davis – Crosstex Energy, President & CEO

Thanks John. Let me begin by saying that I share John’s excitement about this transaction and the tremendous strategic and financial benefits it will bring to the stakeholders of both companies. Crosstex and Devon know each other well from our longstanding commercial relationship, and we have a shared vision for what our New Company will become. Our goal together is to be not only one of the most valuable midstream businesses in the U.S., but to be the best.

Turning to slide 11, I’ll begin by reviewing why this is the right transaction for Crosstex. Importantly, this combination is immediately accretive to Crosstex’s distributable cash flows and shareholder returns. I will speak to this in greater detail on the next slide.

This transaction significantly increases our scale and diversification, creating one of the largest consolidated midstream businesses in the U.S.

With Devon Energy, one of North America’s largest independent E&P companies, as our partner, the New Company will have a key strategic advantage in the industry. Devon’s strong sponsorship brings additional visibility to long-term growth, and as both the New Company’s largest customer and as the majority owner, Devon’s interests will be clearly aligned with those of our shareholders and unitholders.

The New Company’s balance sheet will be of investment grade quality, and the company will benefit from improved cash flow stability through its expanded portfolio. Nearly 95% of the New Company’s margins will be fixed-fee and leveraged towards liquids-oriented services.

With its stronger financial position, the New Company will be well positioned to secure and execute sizeable organic development and acquisition opportunities across the midstream value chain, driving growth over the near and long-term. This combination of our North Texas assets and NGL business at Mont Belvieu provides us greater operating leverage in our core areas.

Lastly, we have strong cultural alignment and an experienced team. We have a long and successful history of working closely together; and we share a commitment to safe, efficient operations with excellent customer service. We also share the belief that an organization is only as good as its people, and this combination brings together two highly-skilled workforces with a significant track record of creating value in the midstream industry.

Turning to slide 12, this transaction has substantial financial benefits to Crosstex owners. The New Company will have combined expected 2014 EBITDA of approximately $700 million, before synergies, which will result in an increased capacity to pay higher distributions and dividends. As a result of this transaction, the distributable cash flow per unit of the MLP will exceed the highest threshold for the incentive distribution rights, which will maximize the value of the incentive distribution rights held by the General Partner.

The high-quality sponsorship of the New Company also provides more certainty to the stability and growth of future cash flows. We expect this to lead to significant yield compression and a much higher valuation for the MLP. As shown in the chart, similarly situated sponsored MLP’s are valued at yields ranging from 3.1 to 4.5 percent compared to our current 6.7 percent. This represents an opportunity for significant value accretion.

Turning now to slide 13, which highlights some of the New Company’s most compelling characteristics, beginning with its increase in scale and diversification. Devon’s assets and operations are complementary to Crosstex’s, providing a larger footprint and the opportunity to serve our customers in a more efficient and cost-competitive way.

The combination of our expansive gathering, processing, fractionation, transportation and logistics assets will more than double the size of Crosstex standalone today. Devon’s large Texas and Oklahoma midstream platform will be combined with Crosstex’s in North Texas, Gulf Coast, Haynesville, Permian, Utica, Marcellus and Eagle Ford. This will create a geographically diverse portfolio of midstream assets that provide a broad range of predominately fee-based services and an increasing focus on growth in the liquids business.

The New Company will own approximately 6,500 miles of gas gathering and transmission lines and 13 gas processing plants with a capacity of 3.3 Bcf per day.

We will also grow our NGL transportation, fractionation and storage capabilities with facilities spanning from Mt. Belvieu to the Louisiana River Market. We will own approximately 650 miles of NGL pipelines. Our fractionation facilities will have 237,000 barrels per day of total capacity after our Cajun-Sibon expansion is complete next year. And finally, our crude, condensate and brine logistics business will include 200 miles of crude oil pipeline as well as barge and rail terminals, product storage facilities, brine disposal wells and an extensive crude oil trucking fleet.

Looking at slide 14, as you can see, with Devon, we will benefit from a strong E&P partner who brings additional visibility to the New Company’s long-term growth. As part of this transaction, Devon will dedicate nearly 800,000 net acres to the New Company in areas where it expects to aggressively develop liquids-driven upstream opportunities. Devon’s 10-year fixed-fee contracts and five-year minimum volume commitments with the New Company for both gathering and processing in excess of 1 billion cubic feet per day further support the stability and growth of future cash flows.

The New Company will also be positioned to capitalize on sponsor-related opportunities supporting Devon’s upstream growth needs. As Mike will discuss later, this transaction also provides the New Company with the ability to acquire additional Devon assets over time, including the right of first offer with respect to Devon’s Access Pipeline in Canada.

Turning to slide 15, as I mentioned earlier, Devon will be the New Company’s largest customer, accounting for more than 50% of the combined estimated 2014 EBITDA. Beyond Devon, the New Company will continue to serve a diversified customer base including some of the largest and most active companies in the industry.

With the recent completion of Phase I of our Cajun-Sibon NGL pipeline extension, we will be even better positioned to serve these customers in the southeastern Louisiana NGL market. Our Phase I expansion enables us to offer a value-added alternative to the Mt. Belvieu fractionation and liquids markets. I’m pleased to report the extension is mechanically complete and a portion of the expansion project was put into service in September and the remaining portion of the system began flowing this month.

The New Company’s cash flows will be largely levered towards fee-based and liquids projects. Fee-based contracts will account for roughly 95% of the combined estimated 2014 EBITDA. Additionally, approximately 75% of our margins will be derived from liquids-driven services. We expect the percentage of liquids-driven margins to increase in the future due to a backlog of liquids-oriented growth projects.

I will now turn the call over to Mike Garberding, Crosstex’s Chief Financial Officer and CFO of the New Company, to provide a more detailed financial review.

Mike Garberding - Crosstex Energy, EVP & CFO

Thank you, Barry. I would like to begin by reviewing one of the New Company’s top strategic advantages, and that is its financial strength.

Turning to slide 17, the New Company is well positioned, having a strong balance sheet with an investment grade credit profile, enhancing our ability to access capital at a lower cost. The new MLP will have a pro forma leverage of roughly 2 times estimated 2013 EBITDA. On a consolidated basis, the New Company’s pro forma leverage will be less than 1.5 times the combined estimated 2013 EBITDA. The strength of our balance sheet and increased flexibility will be a key strategic advantage as we execute our long-term growth strategy. Further, the New Company will have no near term debt maturities and we expect strong financial synergies going forward.

In 2014 we expect to achieve operational and financial synergies of up to $45 million annually. This includes approximately $25 million annually in cost savings largely from refinancing our revolver and outstanding bonds. These savings will ultimately flow to distributable cash flows.

Turning to slide 18, the New Company’s strong financial foundation will enable us to pursue additional opportunities over and above the more than $1 billion of growth projects Crosstex currently has underway. Our most significant growth project, the Cajun-Sibon expansion, will add $115 to $130 million in annual cash flow when both phases are complete in the second half of 2014.

In addition to future greenfield projects, the New Company will be positioned to capitalize on sponsor-related opportunities, supporting Devon’s upstream growth needs.

It is expected that the General Partner will drop down its 50 percent interest in Devon Holdings to the MLP, further enhancing growth for unit holders. We will also have the opportunity to acquire additional Devon assets over time. Devon has granted the New Company a right of first offer with respect to Devon’s interest in the Access pipeline, a pipeline system that serves Devon’s growing thermal heavy oil production in Canada. Our new MLP balance sheet gives us tremendous flexibility on funding the drop downs.

Adding all these growth opportunities together, it is clear that the New Company holders will benefit from a strong growth of distributions and dividends for many years to come. Moving to slide 19…

The New Company will be one of the best positioned companies in the MLP space with lots of room for growth. Our 2014 pro forma consolidated EBITDA assumes a full year contribution from all of the assets and is expected to be around $700 million, which could increase depending upon the timing of implementation of operating synergies. The new MLP is expected to have pro forma 2014 EBITDA of around $500 million.

Assuming maintenance capital of around $80 to $100 million, we believe we should see an increase in 2014 distributions of 8% to 10% as compared with estimated 2013 Crosstex Energy LP’s standalone distribution per unit. This growth at new MLP will translate into an increase in the 2014 distribution per unit at the new General Partner of at least 50% as compared with the estimated 2013 Crosstex Energy Inc’s standalone dividend per share. This combination represents great growth at both companies, which is expected to continue with the future drop downs.

We expect distribution coverage of around 1.1 times at the new MLP and initially around 1.5 times at the new General Partner. The GP’s coverage is expected to decline over time to around 1 times. Finally, we expect 2014 growth capital to be consistent with Crosstex’s 2013 spending.

We are planning on rolling out additional information on the 2014 financial outlook when we release consolidated guidance, which we expect will be in the first quarter of 2014. With that, I will turn it back over to John.

John Richels – Devon Energy, President & CEO

Thank you very much, Mike. Before we jump to the Q&A session…Let me summarize what we think are the key-takeaways from the call today on slide 21….

This combination of Devon and Crosstex is a win for owners, customers and employees alike, who will all benefit from a larger, stronger company with increased financial capacity to support both existing and new growth projects, while also providing for greater distribution payouts.

Together, we are creating one of the largest midstream businesses in the country with increased scale and diversification, well positioned for stable and long-term growth, thereby enabling us to capitalize on the significant opportunities we see in the midstream industry.

We also have strong cultural alignment and an experienced team. We have a long and successful history of working closely together and we share a commitment to safe, efficient operations with excellent customer service. We also share the belief that an organization is only as good as its people, and this combination brings together two highly-skilled workforces with a significant track record of creating value in the midstream industry.

And with enhanced financial capacity, improved cash flow stability, a strong E&P sponsor, and the right partner…we will be well positioned to create value for our owners well into the future. I really hope you share my excitement about what’s ahead for the New Company.

With that, I will turn it over to the operator for Q&A. As a reminder, during the Q&A session we will ask each participant to limit his or her question to one initial inquiry and one follow-up. Operator, we are ready for the first question….

Operator

Your first question comes from Arun Jayaram at Credit Suisse.

Arun Jayaram - Credit Suisse, Analyst

Good morning. John or Jeff, I was wondering if you could kind of highlight — went through a lot of this morning — kind of the benefits of this transaction relative to the IPO process and just talk to us about the benefits you see from doing this relative to the previous path that you were going down.

John Richels - Devon Energy, President & CEO

Let me take a stab at this and then I will have Jeff give his view as well, but it does several things.

First of all, it significantly accelerates what we were trying to do through our MLP. It gives us a much more diversified asset base as a result of the combination of the two companies. It provides a stronger financial platform for the MLP than we would have had in our own MLP.

When you think about it, we likely, over time, would have gotten to investment-grade quality in the new MLP. This one ought to be there or at least has a balance sheet that is of the quality to qualify for investment grade credit status right from the outset. And it provides an immediate valuation of our MLP business or [sorry] our midstream business through the public markets valuations.

Jeff, do you want to throw in any other?

Jeff Agosta - Devon Energy Corporation, EVP & CFO

I think you covered most of it, John, but in my mind, Arun, this just accelerates our stand-alone by about three to four years, as John mentioned in his prepared remarks. It gets us into the high splits and likely puts us in investment-grade land, which sets us up for a lot of key success going forward. And it partners us with a very high quality management team that we can dedicate our focus to the E&P business and they can focus on the midstream business.

Arun Jayaram - Credit Suisse, Analyst

That is fair. Just my follow-up; it sounds like this is a tax-free combination for Devon, is that fair?

Jeff Agosta - Devon Energy, EVP & CFO

It is tax deferred is how I would characterize it.

Arun Jayaram - Credit Suisse, Analyst

Okay. Jeff, as we think about Devon’s stand-alone or the E&P segment, can you just walk us through some of the key modeling things we should be thinking about? Obviously, there would be an impact on your LOE I was just wondering if you could maybe highlight some of the key modeling things we should be thinking about.

Jeff Agosta - Devon Energy, EVP & CFO

I think that from our perspective, Arun — how I think about this from a cash flow perspective we are contributing about $420 million of EBITDA. It has got about $100 million of CapEx associated with it, so rough range of $320 million.

If you look at what the expected distributions that we are going to be receiving back from our 70% ownership of the GP and our 53% ownership of the MLP in the next year, it will be in a number of approaching that. And then in 2015 it will likely crossover to where it will be cash flow — free cash flow positive to us.

Vince White - Devon Energy, SVP, Communications & Investor Relations

As far as the accounting treatment, it will be a full consolidation with a minority interest.

Jeff Agosta - Devon Energy, EVP & CFO

That is right, Vince. We are going to be treated as a purchaser of this, and so, on a perspective basis, it will be full consolidation with a minority interest in both the income statement and balance sheet.

Arun Jayaram - Credit Suisse, Analyst

Okay, thank you very much for that.

Operator

Stephen Maresca, Morgan Stanley.

Stephen Maresca - Morgan Stanley, Analyst

Good morning, everybody, and congrats on the transaction. First, just to make sure I am clear, there is going to be no increase in debt at the GP, XTXI, or XTEX from this? They are not assuming any debt; not issuing any debt?

Then on slide 17 you had a footnote, leverage metrics include 15% material project credit. Just wanted to understand what that was as well.

Mike Garberding - Crosstex Energy, EVP & CFO

Yes, this is Mike. On your — I will start with your second question first on the 15% material projects credit. That is just credit we get to EBITDA for projects under development that ultimately then goes into cash flow when the project starts up and running. So it is just very consistent with how we look to leverage metrics today and is what our revolver allows.

Stephen Maresca - Morgan Stanley, Analyst

Okay.

Mike Garberding - Crosstex Energy, EVP & CFO

Is that helpful?

Stephen Maresca - Morgan Stanley, Analyst

Yes, yes. But on the first point, just to be clear, there is no increase in debt at all; this is just an equity transaction? There is no new assumed debt here?

Mike Garberding - Crosstex Energy, EVP & CFO

That is correct. There is no debt with this transaction.

Stephen Maresca - Morgan Stanley, Analyst

Okay. Then my follow-up, just some thoughts on the potential future drop of the other 50% of holdings. Would that be something that you would think to do soon? Would it be all at once or something you would parcel out in pieces over time?

Mike Garberding - Crosstex Energy, EVP & CFO

We will continue to look at that. We just think it is a great option to have those assets up at the GP, so we can think about how we can drop those versus other organic or business opportunities down below. The likely scenario is you drop down some overtime with us, considering the first drop is really probably within the next year or so.

Stephen Maresca - Morgan Stanley, Analyst

Okay. That is my one and follow-up, so I will get back in queue. Thanks, guys.

Operator

Your next question comes from Doug Leggate, Bank of America.

Doug Leggate - BofA Merrill Lynch, Analyst

Thanks, good morning. Congratulations, everybody. I guess the first one; (inaudible) suggesting that EBITDA ex good synergies. Can you help us understand order of magnitude what you expect the synergies could ultimately be and what the timeline for delivery is?

Barry Davis - Crosstex Energy, President & CEO

Yes, this is Barry. Let me say the estimated synergies that we see from an operational standpoint are in the $20 million range initially. That is going to come… let me clear, it’s not about headcount reduction. It is really about finding more efficiency in our combined operations, and we think the opportunity is going to be great for that. Higher utilization of processing plants, more efficient utilization of our compression, so just pure operational improvements.

We really haven’t really gotten into being able to see the margin expansion opportunities that we see just from the strength and the competitive opportunities we will have to expand our systems. And that is what I mean by margin expansion; by expanding the systems to reach out to access more opportunity.

So conservatively we are saying $20 million from an operational standpoint. From a financing standpoint, as Mike covered, we said we think that we could see as much as $25 million in lower financing costs associated with this.

Doug Leggate - BofA Merrill Lynch, Analyst

Great, thank you for that. And I guess specific to Devon…Guys, I’m not sure who wants to take this one, but your guidance on midstream EBITDA is a little higher up than the $420 million that you are putting, I think Jonathan mentioned, that was going into this.

So can you help us understand what happens to the balance of the EBITDA and ultimately its intention to drop that into the MLP (technical difficulty) joint venture (inaudible). I will leave it there, thank you.

Vince White - Devon Energy, SVP, Communications & Investor Relations

Yes, Doug, this is Vince. Remember, there are some midstream assets that are not included in this transaction, including all of our Canadian midstream and some miscellaneous US assets. So that is really the reconciling item that you are looking for.

Jeff Agosta - Devon Energy, EVP & CFO

(multiple speakers) Doug, this is Jeff. Also the operating profit that we show when we talk about our midstream business doesn’t include any allocation of G&A. So there is some — if you look at our S1, there is an allocation of G&A that goes to that to bring down the, quote, operating profit to get to a clean EBITDA number.

Vince White - Devon Energy, SVP, Communications & Investor Relations

That is a good point, Jeff. The S-1 that we previously filed for the stand-alone MLP contains a full description of these assets, as well as the cash flows and so on.

Doug Leggate - BofA Merrill Lynch, Analyst

That is helpful, guys. Thanks. I think that is my two, thank you.

Operator

Darren Horowitz, Raymond James.

Darren Horowitz - Raymond James, Analyst

Barry, John, and everybody, congratulations on the transaction. Mike, a couple of financing questions for you… The first, with regard to that more flexible balance sheet and lower cost of capital that you alluded to, how do you view the benefit on a return on invested capital basis, say, over a three- to five-year period? Is it a situation where at the MLP you think that you can pick up an incremental 200 or 300 basis points? I would love your thoughts there.

Mike Garberding - Crosstex Energy, EVP & CFO

Yes, that is about right. Just think about it from a bonded standpoint of where we have been financing, just to use it as a proxy, and then we can talk about equity. But, again, our last bond deal was just north of 7% and then you look at where we are at today, it is in the range of what you talked about.

From an equity standpoint the same thing. You do go into the high splits; there is some offset to that, but you do look at an overall benefit to the entity probably in that range you mentioned which was 200 to 300 basis points.

Darren Horowitz - Raymond James, Analyst

Okay. Then my follow-up question…more from a strategic perspective. Downstream within liquids it looks like there is a pretty good value arbitrage opportunity, of course, to continue building up assets at the GP possibly and then selling them down to the LP.

And I’m thinking beyond that access pipe, certainly on a pro forma basis with more of a Mont Belvieu presence and greater downstream opportunity, how do you think about expanding the NGL value chain further down to the petchems and possibly even leveraging that footprint for LPG or ethane export or anything that you can do along the Gulf Coast?

Barry Davis - Crosstex Energy, President & CEO

Darren, as you know, we have been very focused on the liquids business for the last couple of years and really see this as an enhancement to an already well-positioned platform for expansion there. The presence at Mont Belvieu is something that is a nice add to what we have, so it now really gives us a full exposure from Mont Belvieu to the Mississippi River. Our team will continue to leverage these assets into additional opportunities.

I think we are just expanding and we were already a significant player in that market. So, yes, we think there will be on a lot of energy around the development of that going forward.

Darren Horowitz - Raymond James, Analyst

Thank you and congratulations again, guys.

Operator

Harry Mateer, Barclays.

Harry Mateer - Barclays Capital, Analyst

Good morning. First question, can you just talk about what Devon’s targeted long-term hold might be in the GP and MLP entities? I mean, presumably you will still have control of the overall complex just from your GP stake.

Can you sell down your MLP position and what are the tax implications associated with doing that?

John Richels - Devon Energy, President & CEO

Harry, I will let Jeff address the tax part of it, but what we are going to have here, as you rightly point out, is publicly-traded securities of two entities. And the option of somehow selling that down over time is certainly not lost on us.

But we have always said that any transaction that we do in the Company has got to make sense in the long-term for our companies and the shareholders. And you got to remember that our E&P business is still the biggest part of our business and midstream assets have an important strategic value and have strategic implications for our E&P operations, so we are going to have to consider that over time too.

We also think that this investment that will increase in value over time. So that is all available to us but we don’t have any timelines or any real guidance that we can give you on this. I think Jeff could probably answer the question better than I can on the tax implications.

Jeff Agosta - Devon Energy, EVP & CFO

When I mentioned before that it was tax deferred that is what I was inferring is that selling the units would be taxable to us to a degree.

Harry Mateer - Barclays Capital, Analyst

Got it, thank you. Then on the 2.1 times leverage number that is cited in the release; is that just taking Crosstex MLP’s current total debt? Are there any other adjustments to get to that number?

Mike Garberding - Crosstex Energy, EVP & CFO

No, there is not. It is just Crosstex — again, like we talked about it earlier calls, Crosstex’s debt divided by the run rate EBITDA of the business. And then we again have that 15% material projects credit on top of that.

Harry Mateer - Barclays Capital, Analyst

Great, thank you.

Operator

Bob Morris, Citigroup.

Bob Morris - Citigroup, Analyst

Thank you. John, you mention that 95% of the margin would be from fixed fee contracts, but previously most of Devon’s contracts with their midstream business were a percent of proceeds. So is it correct that you have renegotiated all the — or most or much of the contracts between Devon and the midstream internally there?

John Richels - Devon Energy, President & CEO

Yes, we were doing that, frankly, Bob, in conjunction with the rolling out of our own MLP in any event. So we were moving more to a fixed fee contract environment. So yes, we have renegotiated those contracts.

Bob Morris - Citigroup, Analyst

Will you then be giving new or updated guidance on Devon’s individual line items like LOE or items that are affected on Devon’s standalone as a result of those contract renegotiations?

Vince White - Devon Energy, SVP, Communications & Investor Relations

Bob, this is Vince. As you know, we have not provided 2014 guidance yet, and this transaction is not expected to close until 2014. So our 2014 guidance will reflect any changes and also the consolidation of that business.

One other thing I would point out is that because of the fixed fee nature of the contracts, we retain the commodity price upside should NGL prices or natural gas prices recover.

Bob Morris - Citigroup, Analyst

Right, but there will be some impact. It will be reflected in some change or alteration to that guidance when it does come out.

Jeff Agosta - Devon Energy, EVP & CFO

Bob, this is Jeff. The way that the contracts were structured moving from percentage of proceeds over to fixed fee, you can think of it in terms of in net-net, revenue would go up, LOE would go up, net cash flow would be neutral. Does that make sense?

Bob Morris - Citigroup, Analyst

Yes, at a constant commodity price, right. No, I get it. That makes sense. That answered my question. Thank you.

Operator

John Herrlin, Societe Generale.

John Herrlin - Societe Generale, Analyst

Thank you. Following up on the question on the fixed fee contracts, is the new agreement materially different, John, than what you had mentioned in the S-1 for the spin before?

John Richels - Devon Energy, President & CEO

No, it is the same, John.

John Herrlin - Societe Generale, Analyst

That is fine. Could you give us a little background for how this came about, because first you were going to spin it out; now you are doing an effective merger? Could you go through how this happened?

John Richels - Devon Energy, President & CEO

Sure. I will give you a little bit of a view of it, and I am sure Barry will be happy to get to his view as well. When we announced — gosh, I can’t even remember what month it was when we announced we were going to go ahead, depended if we go ahead with the MLP. We anticipated actually at that time that we might see some interest from others.

But we have known Barry and his team for a long time and we got together a little while after we decided to go ahead with the MLP, with the stand-alone MLP, and given the long relationship that we had, the mutual respect for one another’s organizations, and very importantly, the overlap that we saw in the two companies, it just made a lot of sense to do that. So we have been getting together as management teams, and Barry and I have been getting together for years. So this was a conversation that came about quite naturally.

Barry Davis - Crosstex Energy, President & CEO

John, I would just emphasize what you said there, that really this is something that we have thought a lot about over the years. In fact, it’s really motivated by the overlap and the synergy of our assets, but also just the alignment in the way that our values and the way that we view the world.

So John and I have had a great relationship, and the entire management team at Devon. So we think this combination, it ultimately became the right time for something that we probably felt like for a long time would be a great fit.

John Richels - Devon Energy, President & CEO

I will just remind you, John — you will probably remember this — but at the time when we acquired Chief’s assets in the Barnett Shale, gosh, I guess it was about seven years ago now or more, Crosstex at that time acquired the midstream assets that Chief owned. So the relationship really became even stronger at that time.

John Herrlin - Societe Generale, Analyst

Okay, great. One last one for me. John, how will this change your marketing operations, or will it not at all?

John Richels - Devon Energy, President & CEO

It doesn’t change our marketing at all, John. We have got a lot of — we have a huge amount of product that we are moving every day, so it doesn’t change our marketing. In fact, we are still going to have to have an internal midstream expertise, because we are — there are many areas that we are in that we are dealing with third-party midstream providers and we have to be able to evaluate that.

There may be times when we will choose to augment something internally. Obviously from a relationship, and given that we have this ownership interest in both the MLP and the GP, there is a financial and economic incentive for us to move assets into the new company. But there are situations where we just can’t and we would still need that expertise internally.

So it doesn’t really do anything from a marketing point of view and, frankly, we will still have to have some midstream expertise within the Company.

John Herrlin - Societe Generale, Analyst

Thank you.

Operator

John Edwards, Credit Suisse.

John Edwards - Credit Suisse, Analyst

Good morning, everybody, and congratulations on the transaction. One of my questions here is just how is it going to work as far as future midstream developments at Devon? Would those go at the Devon level and then drop down?

And if also you can give us an idea of the magnitude of future midstream capital expansion plans going forward.

John Richels - Devon Energy, President & CEO

John, I think the real answer is we have got a lot of latitude and there — as I said earlier, there are good reasons for us to move new projects into this new company. And given that the new company is going to be an investment grade credit company, it can — hopefully, if it attains that credit rating then it will be able to finance on a very low cost of capital basis. So it makes a lot of sense to do that.

There are circumstances where, for example, if we are in a new area where we haven’t really determined what the ultimate development plan might be, we might want to build a facility internally and then have the ability always to drop that down into the general partner. So I guess the real bottom line here is that it gives us tremendous flexibility to do a number of things over the next while.

Barry Davis - Crosstex Energy, President & CEO

John, let me just add a little bit to that. First of all, as we have said, we will be well positioned from a financial standpoint to do that, both the sponsor drop-down opportunities, as well as the ongoing third-party business. What I really want to do is emphasize, as you know, the momentum that we have on $1 billion of growth that really existed before this transaction. And I’m talking about $1 billion after Cajun Sibon with the various projects that we will continue to pursue with great enthusiasm.

So this is just really a supplement to the growth that we already had planned and we think that we have got a great vehicle to make that happen.

John Edwards - Credit Suisse, Analyst

All right, that is helpful. Then just, I guess for — my one follow-up here is if you could talk a little bit about, Barry, what the thought process is as far as what will happen with the E2 assets?

Barry Davis - Crosstex Energy, President & CEO

The plan for the E2 assets, John, won’t change. As you know, those assets have been developed up top at the XI side or the GP level. And so our plan will be the same, and that is to drop them down as soon as they are ready and up and running, which as we have said I believe is around year-end.

John Edwards - Credit Suisse, Analyst

All right, thank you. I will get back in queue. Thank you.

Operator

Adam Leight, RBC Capital Markets.

Adam Leight - RBC Capital Markets, Analyst

Thanks for taking my question. Can you discuss your long-term leverage strategy; is that 2.1 times plus or minus where you would expect to be?

Mike Garberding - Crosstex Energy, EVP & CFO

Yes, this is Mike. Our long-term goal from really financing and balance sheet is to maintain an investment grade balance sheet, so when we think about opportunities over time we really will live within that sort of 3 times debt to EBITDA. So, again, it is very important for us to maintain that for the financial flexibility to have all the capacity for the drop downs, but I have as much capacity we can towards the future developments that we think we have.

Adam Leight - RBC Capital Markets, Analyst

Have you gotten any guidance from the rating agencies on what it would take for you to actually receive an investment grade rating?

Mike Garberding - Crosstex Energy, EVP & CFO

We just have had initial discussions with them just because we don’t have anything to do until closing when we would look to putting a new revolver in place and ultimately refinancing our bonds. The expectation of that would be more towards when we would close this transaction, which is expected in the first quarter.

Adam Leight - RBC Capital Markets, Analyst

Okay, thanks.

Operator

T.J. Schultz, RBC.

T.J. Schultz - RBC Capital Markets, Analyst

Just following up on, I guess, John’s question on organic growth for the new MLP. Barry, can you get any more granular on the organic opportunity set, discussing potential CapEx ranges in 2014, or maybe just higher level as you support of Devon’s upstream portfolio? Where the organic opportunities best present themselves over the next three to five years.

Barry Davis - Crosstex Energy, President & CEO

T.J., as you know we have still got a portion of our Cajun Sibon project that we will have capital spend on in 2014. Beyond that I am going to hesitate to get really more granular.

We have got a number of projects that are in development that could become capital expenditures in 2014. We have generally described those as being in our core areas of the Permian Basin and in our natural gas liquids business, as well as the ORB area. So I will just say that we expect to be adding to our capital expenditures there.

As far as drop downs that would come, I think we are still working through that and we will give you some additional information on that as we come with guidance later on at the end of the year.

John Richels - Devon Energy, President & CEO

T.J., if I can just build on what Barry said though, you have got to recall again we have got still 50% of holdings that is in the general partner that can be dropped down and we have given this the right of first offer on Access Pipeline. Access Pipeline is a big system that we have in Canada in relation to our thermal heavy oil operations. And just to give you an idea of that we are producing, just Devon we are producing 50,000 barrels a day roughly in our heavy oil projects. That is going to grow by the end of the decade to do 150,000 to 175,000.

There is another owner that is moving product through that pipeline and there is additional capacity. So that is an interesting project that is always available to us.

T.J. Schultz - RBC Capital Markets, Analyst

Great, thanks. Mike, the MLP distribution (technical difficulty) implies I think you said equal to or greater than $1.47. I think the reference in the presentation was distribution to be in the high split, so maybe if you can just reconcile that; how you distribute ramp in distributions and hitting those split levels?

Mike Garberding - Crosstex Energy, EVP & CFO

You are talking first as far as the $1.47 on the MLP; then repeat your second question to make sure I got it right, T.J.

T.J. Schultz - RBC Capital Markets, Analyst

Just talk about the split level, how it could be in the high splits.

Mike Garberding - Crosstex Energy, EVP & CFO

As far as the split level, as far as when — so when you think about this ultimately, we think based on — the numbers you see based on 19, which is our initial outlook for 2014, again assumes a full run rate of this business. So based on that we think that likely that again you would see that 8% to 10% versus our stand-alone plan and over 50% growth in the dividend on our stand-alone plan. So really you would work right into the high splits immediately to get to that $0.80.

Operator

Sharon Lui, Wells Fargo.

Sharon Lui - Wells Fargo Securities, Analyst

Good morning. Congratulations also on the transaction. Just a follow-up I guess on the growth CapEx questions that you have been getting. So for the Devon assets as a standalone in the IPO, did you — was there a number given for the potential opportunity set there?

Jeff Agosta - Devon Energy, EVP & CFO

Are you asking for growth CapEx for the Devon midstream business being contributed?

Sharon Lui - Wells Fargo Securities, Analyst

That is correct.

Jeff Agosta - Devon Energy, EVP & CFO

We had filed in our S-1 very little growth CapEx associated with those assets. I think it was about $27 million.

Sharon Lui - Wells Fargo Securities, Analyst

Okay. I guess just looking at the contracts that Devon is providing for the five-year minimum gathering commitments and processing commitments can you maybe just talk about those minimums relative to the current volume?

Jeff Agosta - Devon Energy, EVP & CFO

There is about 85% of current volumes.

Sharon Lui - Wells Fargo Securities, Analyst

Okay. For both gathering and processing?

Jeff Agosta - Devon Energy, EVP & CFO

Correct.

Sharon Lui - Wells Fargo Securities, Analyst

Okay, okay. Then I guess in terms of the other midstream assets at Devon, you mentioned that there are some Canadian businesses. Does it make sense to drop-down those assets into the MLP over time?

Jeff Agosta - Devon Energy, EVP & CFO

It certainly makes sense, yes.

Sharon Lui - Wells Fargo Securities, Analyst

Have you quantified, I guess, what is the related EBITDA tied to those assets?

Jeff Agosta - Devon Energy, EVP & CFO

No, we have not. It is a bit premature to do so, but to build on John’s comments earlier, just to put into context what Access is, it is about a 700,000 barrel a day capacity is what the new 42-inch line will provide for. And Devon owns 50% of the entity that owns that asset.

And so it is a very significant and growing throughout the next, call it, 12 to 15 years of growth in throughput, both from not only Devon but third-party volumes as well.

Vince White - Devon Energy, SVP, Communications & Investor Relations

Looks like we have got time for one more question, operator.

Operator

Justin Agnew, Robert W. Baird.

Ethan Bellamy - Robert W. Baird, Analyst

Good morning. This is Ethan Bellamy actually. Does the addition of the Crosstex infrastructure anywhere change the economics for any of Devon’s PUDs or acreage? Any expected change to the drill program?

John Richels - Devon Energy, President & CEO

I don’t think it does, so it shouldn’t have any effect.

Ethan Bellamy - Robert W. Baird , Analyst

Okay. Then can you review some housekeeping items, like are there any FTC issues, breakup fees, equity lockups, and maybe what kind of deal-related expenses we would see modeled in G&A?

John Richels - Devon Energy, President & CEO

There are some ordinary and standard kinds of provisions that in that regard, but nothing out of the ordinary.

Ethan Bellamy - Robert W. Baird, Analyst

All right, thanks.

Vince White - Devon Energy, SVP, Communications & Investor Relations

Okay. I show the top of the hour, so thank you for participating in our call today. As we said earlier, we will be available throughout the day for additional questions. This ends today’s call.

Operator

This concludes today’s conference call. You may now disconnect.

Some of the information provided in this document includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Words such as “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” and other comparable terminology often identify forward-looking statements. Such statements concerning future performance are subject to a variety of risks and uncertainties that could cause Devon’s or Crosstex’s actual results to differ materially from the forward-looking statements contained herein, including as a result of the items described under “Risk Factors” in Devon’s or Crosstex’s most recent Form 10-K. These include, but are not limited to, Devon’s and Crosstex’s ability to integrate their businesses successfully. Any forward-looking statement speaks only as of the date on which such statement is made, and Devon and Crosstex undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are urged to consider closely disclosures in Devon’s and Crosstex’s Form 10-K, available from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.

This document contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

This document contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company. Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results. Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP. This measure should not be considered in isolation or as an indicator of Devon’s, Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.